Exhibit 12.1

INTERNATIONAL SEAWAYS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended	Year ended December 31,
(dollars in thousands)	June 30, 2018	2017	2016	2015	2014	2013
Earnings:
(Loss)/income from continuing operations before income taxes	$(48,104)	$(106,044)	$(17,783)	$173,310	$(118,355)	$(719,588)
Add: Distributions from equity investees, net of equity in (earnings) of equity investees	111,457	(8,677)	684	(1,166)	(2,827)	(33,460)
Add: Fixed charges	28,307	49,147	47,762	51,234	85,505	21,108
Less: Interest capitalized during the period	-	-	-	-	-	-
Add: Amortization of capitalized interest	500	1,400	1,400	1,400	1,400	1,800
Total earnings	$92,160	$(64,174)	$32,063	$224,778	$(34,277)	$(730,140)
Fixed Charges:
Interest expense (a)	$24,707	$41,247	$40,362	$44,134	$74,105	$1,408
Less: Amounts attributable to early retirement of debt	-	-	-	-	-	-
Interest capitalized during the period	-	-	-	-	-	-
Interest component of rental expense	3,600	7,900	7,400	7,100	11,400	19,700
Total fixed charges	$28,307	$49,147	$47,762	$51,234	$85,505	$21,108
RATIO OF EARNINGS TO FIXED CHARGES	3.26	b	c	4.39	d	e

a) Interest expense includes pension benefit obligation interest and amortization of debt expense and any discount or premium related to indebtedness.

b) Due to the registrant's loss in 2017, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $113,321 to achieve a coverage of 1:1.

c) Due to the registrant's loss in 2016, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $15,699 to achieve a coverage of 1:1.

d) Due to the registrant's loss in 2014, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $119,782 to achieve a coverage of 1:1.

e) Due to the registrant's loss in 2013, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $751,248 to achieve a coverage of 1:1.